SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1 )

Atna Resources Ltd.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
04957F101
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04957F101	13D/A1	Page	2	of	7

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		12,310,133

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,310,133

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,310,133

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A1
This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Lloyd I. Miller III (“Miller” or the “Reporting Person”), dated and filed January 7, 2011 (the “Statement”), relating to the common stock, without par value per share, of Atna Resources Ltd. (the “Company”). The Company’s principal executive offices are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to the trustee of Trust A-4 and Trust C (collectively, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992. The Trust was further reformed by Order of the Delaware Chancery Court dated December 23, 2010, such Order naming Miller as investment adviser to the Trust with enumerated powers. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $1,812,179.62. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $397,944.47.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $3,931,185.76.
     Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $6,177.29.
     Pursuant to an Irrevocable Trust Agreement MILGRAT I (V6) (“MILGRAT I (V6)”), dated as of November 20, 2009, Miller was named as the trustee to MILGRAT I (V6). All of the Shares Miller is deemed to beneficially own as trustee of MILGRAT I(V6) were contributed to MILGRAT I (V6) by its grantor, Catherine C. Miller.

Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
          On March 25, 2011, Stikeman Elliott LLP, Canadian legal counsel to Mr. Miller, sent a letter on behalf of Mr. Miller to the Board of Directors (the “Board”) of the Company, attached hereto as Exhibit 99.1, stating the following:
•	Mr. Miller recommends that Steve Harmsen, Steve Scheiwe and Alan Howe be included as management nominees in the Company’s proxy circular for the upcoming Company shareholders’ meeting scheduled for May 6, 2011 (the “Meeting”). Mr. Miller believes that these nominees possess strong, independent business track records, and desires to see the Board possessed of persons who are acting entirely in the interests of shareholders with a view to creating long-term shareholder value.

•	Mr. Miller is extremely disappointed that the current Board approved the recent bought deal financing for the Company which closed on December 2, 2010. Pursuant to this financing, the Company issued 13,350,000 units at a price of C$0.60 per unit which caused serious dilution for existing shareholders. Rather than looking to find partners or sell properties, the Company seems content to finance its expansion through poorly thought out transactions that are dilutive to shareholders. This, coupled with the Company’s failure to meet its expected gold production at the Briggs Mine by over 30% in 2010, are the reasons that Mr. Miller seeks to reconstitute the Board.

•	If the Board fails to include Mr. Miller’s nominees as management nominees in the Company’s proxy circular for the Meeting, Mr. Miller intends to solicit proxies for their election.

•	In addition, Mr. Miller requested that the Company allow individual director voting at the Meeting rather than be provided with the limited option of voting for a slate of directors.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 12,310,133 Shares, which is equal to approximately 12.4% of the total number of outstanding Shares, based on the Company’s Form 20-F filed on March 23, 2011. As of the date hereof, 3,398,791 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 936,215 of the Shares beneficially owned by Miller are owned of record by Trust C, 10,304 of the Shares beneficially owned by Miller are owned of record by the IRA, 901,602 of the Shares beneficially owned by Miller are owned of record by MILGRAT I (V6), and 7,063,221 of the Shares beneficially owned by Miller are owned of record by Milfam II.
     (b) Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Trust C, MILGRAT I (V6), the IRA and Milfam II.
     (c) The following table details the transactions effected by Miller in the past 60 days:

	Milfam II L.P.
Date of Transaction	Number of Shares Purchased	Price Per Share
March 14, 2011	129,000	$0.59848
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D/A is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits:
     Exhibit 99.1 Letter to the Company dated March 25, 2011.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 29, 2011

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III